Exhibit 99.1

FIRST QUARTER 2014 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2014 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2014 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, February 26, 2014 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,092 million for the quarter ended January 31, 2014, up $45 million or 2% from the prior year and relatively flat from last quarter. We also announced an increase to our quarterly dividend of $0.04 or 6%, to $0.71 per share.

Net income was $2,184 million, up $137 million or 7%(1) from the prior year and up $52 million or 2%(1) from last quarter, excluding specified items related to Caribbean banking as noted below. Our results were driven by continued strength in Canadian Banking, and higher earnings in Capital Markets, Investor & Treasury Services and Wealth Management.

“We delivered first quarter earnings of over $2 billion, reflecting solid client volume growth across most businesses as we continue to extend our leadership position in Canada while growing our businesses globally,” said Gordon M. Nixon, RBC Chief Executive Officer. “We believe our focus on developing innovative products and services, and our ongoing discipline in managing costs, remain clear competitive advantages in today’s environment. This morning we also announced an 6% increase to our quarterly dividend.”

Q1 2014 compared to Q1 2013

•	Net income of $2,092 million (up 2% from $2,047 million)
•	Diluted earnings per share (EPS) of $1.38 (up $0.04 from $1.34)
•	Return on common equity (ROE)(2) of 18.1% (down from 20.0%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.7%

Q1 2014 compared to Q4 2013

•	Net income of $2,092 million (compared to $2,101 million)
•	Diluted EPS of $1.38 (down $0.01 from $1.39)
•	ROE of 18.1% (down from 18.8%)

Results and measures excluding specified items(1), as discussed on page 2 of this Earnings Release, include a loss of $60 million (before and after-tax) related to the sale of RBC Jamaica in the current quarter and provisions related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax) in the current quarter and $40 million ($31 million after-tax) in the prior quarter.

Excluding specified items(1): Q1 2014 compared to Q1 2013

•	Net income of $2,184 million (up 7% from $2,047 million)
•	Diluted EPS of $1.44 (up $0.10 from $1.34)
•	ROE of 18.9% (down from 20.0%)

Excluding specified items(1): Q1 2014 compared to Q4 2013

•	Net income of $2,184 million (up 2% from $2,132 million)
•	Diluted EPS of $1.44 (up $0.03 from $1.41)
•	ROE of 18.9% (down from 19.1%)

Personal & Commercial Banking net income was $1,071 million, down $33 million or 3% compared to last year. Excluding specified items related to Caribbean banking as discussed on page 2 of this Earnings Release, net income was up $59 million or 5%(1). Canadian Banking net income of $1,137 million was up $47 million or 4%, largely due to higher revenue from 7% volume growth, which includes the contribution of our Ally Canada acquisition, partially offset by higher provision for credit losses (PCL). We also achieved positive operating leverage of 0.5%.

Compared to last quarter, net income was essentially flat. Canadian Banking net income was up $50 million or 5% largely due to solid volume growth across all businesses.

Wealth Management net income was $235 million, up $6 million or 3% compared to last year, mainly due to higher average fee-based client assets resulting from capital appreciation and strong net sales. Our results were unfavourably impacted this quarter by additional PCL related to the same accounts that impacted the fourth quarter of 2013. These accounts are now fully provisioned. Compared to the prior quarter, net income was up $33 million or 16%, mainly due to higher average fee-based client assets, semi-annual performance fees, and lower PCL.

Insurance net income was $157 million, down $7 million or 4% from a year ago, mainly due to higher disability and weather-related claims costs, partially offset by earnings from two new U.K. annuity contracts. Compared to the prior quarter, earnings increased $50 million or 47%, as our prior quarter results included an unfavourable impact related to a charge of $160 million ($118 million after-tax) as a result of the new tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies.

[1]	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 2 of this Earnings Release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the key performance and non-GAAP measures section of our Q1 2014 Report to Shareholders.

Investor & Treasury Services net income was $106 million, up $27 million or 34% from a year ago, primarily reflecting continuing benefits from our ongoing focus on efficiency management activities and higher net interest income on growth in client deposits. Compared to the prior quarter, net income increased $15 million or 16%, mainly related to higher funding and liquidity revenue on assets held for liquidity purposes which largely benefited from tightening credit spreads, and increased net interest income on growth in client deposits.

Capital Markets net income was $505 million, up $43 million or 9% from a year ago, primarily due to lower PCL, a lower effective tax rate, and the impact of foreign exchange translation. These factors were partially offset by solid but moderately lower global markets and investment banking revenue, compared to robust levels last year which included a one-time gain related to the disposition of our London Metal Exchange (LME) shares.

Compared to last quarter, earnings were up $36 million or 8%, mainly due to higher revenue in our fixed income, commodities, and foreign exchange trading businesses, and higher M&A activity and lending revenue, including the impact of foreign exchange translation. These factors were partially offset by higher variable compensation on improved results and losses on fair value adjustments on certain RBC debt. In addition, the prior quarter was unfavourably impacted by litigation provisions and related legal costs.

Corporate Support net income was $18 million, largely reflecting asset/liability management activities.

Capital – As at January 31, 2014, Basel III CET1 ratio was 9.7%, up 10 basis points compared to last quarter, as strong internal capital generation was partially offset by the impact of the credit valuation adjustment (CVA) capital charge, and a new pension accounting standard, both of which became effective this quarter.

Credit Quality – Total PCL of $292 million decreased $57 million or 16% from a year ago, largely reflecting a recovery in PCL in Capital Markets comprised of a few accounts compared to provisions taken in the prior year, and lower provisions in our Caribbean portfolio. Total PCL decreased $42 million or 13% from the prior quarter, mainly due to lower provisions in Wealth Management, Capital Markets and our Caribbean portfolios. PCL ratio of 27 basis points declined 8 basis points compared to the prior year and 5 basis points compared to last quarter.

Non-GAAP measures

Results and measures excluding specified items are non-GAAP measures. Specified items include a loss of $60 million (before and after-tax) related to the sale of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively “RBC Jamaica”) as previously announced on January 29, 2014 and provisions related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax) in the current quarter and $40 million ($31 million after-tax) in the prior quarter.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods.

Net Income excluding specified items
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
	For the three months ended January 31, 2014
Consolidated
Net income	$2,092	$60	$32	$2,184
Basic EPS	$1.39	$0.04	$0.02	$1.45
Diluted EPS	$1.38	$0.04	$0.02	$1.44
ROE	18.1%			18.9%

Personal & Commercial Banking
Net income	$1,071	$60	$32	$1,163
	For the three months ended October 31, 2013
Consolidated
Net income	$2,101	$—	$31	$2,132
Basic EPS	$1.40	$—	$0.02	$1.42
Diluted EPS	$1.39	$—	$0.02	$1.41
ROE	18.8%			19.1%

Personal & Commercial Banking
Net income	$1,070	$—	$31	$1,101

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report and in the Risk management section of our Q1 2014 Report to Shareholders; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report, as updated by the Overview section in our Q1 2014 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report to Shareholders and in the Risk management section of our Q1 2014 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2014 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday, February 26th, 2014 at 7:30 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 2674741#). Please call between 7:20 a.m. and 7:25 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EST) on February 26, 2014 until May 21, 2014 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 2038368#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 42 other countries. For more information, please visit rbc.com.

Trademarks used in this Earnings Release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this Earnings Release, which are not the property of Royal Bank of Canada, are owned by their respective holders.